                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                                Stamps.Com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   852857101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 25, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85285701                SCHEDULE 13G                Page 2 of 11 Pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Venture Capital Associates, L.L.C.
      13-337-6808
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        2,131,147
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              2,131,147
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,131,147
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      LLC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


Item 1.

      (a) Name of Issuer:

            Stamps.Com, Inc.

      (b) Address of Issuer's Principal Executive Offices:

            3420 Ocan Park Blvd.
            Suite 1040
            Santa Monica, CA  90405

Item 2.

      (a) Name of Person Filing:

            Chase Venture Capital Associates, L.L.C.

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b) Address of Principal Business Office or, if none, Residence:

            380 Madison Avenue, 12th Floor
            New York, New York  10017

      (c) Citizenship:

            See Row 4 on cover page.

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            852857101

Item 3. If this statement is filed pursuant to sections 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership

            (a)   Amount Beneficially Owned:

                  2,131,147

            (b)   Percent of Class:

                  5.3% (as of December 31, 1999)

            (c)   Number of shares as to which such person has:


                               Page 3 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


            (i)   2,131,147
            (ii)  Not applicable.
            (iii) 2,131,147
            (iv)  Not applicable.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable


                               Page 4 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000

                                        CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By: CHASE CAPITAL PARTNERS, its Manager


                                        By: /s/ Jeffrey C. Walker
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title: Managing General Partner


                               Page 5 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


                                  EXHIBIT 2(a)

Item 2. Identity and Background.

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            Ana Carolina Aidar
            John R. Baron
            Christopher C. Behrens
            Mitchell J. Blutt, M.D.
            David S. Britts
            Arnold L. Chavkin
            David Gilbert
            Eric Green
            Michael R. Hannon
            Donald J. Hofmann
            Jonathan Meggs
            Stephen P. Murray
            John M.B. O'Connor
            Robert Ruggiero
            Susan Segal
            Shahan D. Soghikian
            Lindsay Stuart
            Jeffrey C. Walker
            Timothy Walsh
            Richard D. Waters, Jr.
            Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


                               Page 6 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.


                               Page 7 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

               Chief Executive Officer          William B. Harrison, Jr.*
               President                        Jeffrey C. Walker**
               Executive Vice President         Mitchell J. Blutt, M.D.**
               Vice President & Secretary       Gregory Meredith*
               Vice President and Treasurer     Elisa R. Stein**
               Vice President                   Marcia Bateson**
               Assistant Secretary              Robert C. Carroll*
               Assistant Secretary              Anthony J. Horan*
               Assistant Secretary              Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**

----------
      * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


                                                                      SCHEDULE B

                        THE CHASE MANHATTAN CORPORATION

                               Executive Officers

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                 Jeffrey C. Walker, Senior Managing Director**

                                  Directors***

                                 Principal Occupation or Employment;
 Name                            Business or Residence Address
 ----                            -----------------------------
-----------------------------------------------------------------------------
 Hans W. Becherer                Chairman of the Board
                                 Chief Executive Officer
                                 Deere & Company
                                 One John Deere Place
                                 Moline, IL 61265
-----------------------------------------------------------------------------
 Frank A. Bennack, Jr.           President and Chief Executive Officer
                                 The Hearst Corporation
                                 959 Eighth Avenue
                                 New York, New York 10019
-----------------------------------------------------------------------------
 Susan V. Berresford             President
                                 The Ford Foundation
                                 320 E. 43rd Street
                                 New York, New York 10017
-----------------------------------------------------------------------------

--------
      * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

      *** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


                                 Principal Occupation or Employment;
 Name                            Business or Residence Address
 ----                            -----------------------------
-----------------------------------------------------------------------------
 M. Anthony Burns                Chairman of the Board and
                                 Chief Executive Officer
                                 Ryder System, Inc.
                                 3600 N.W. 82nd Avenue
                                 Miami, Florida 33166
-----------------------------------------------------------------------------
 H. Laurence Fuller              Co-Chairman
                                 BP Amoco p.l.c.
                                 1111 Warrenville Road, Suite 25
                                 Chicago, Illinois 60563
-----------------------------------------------------------------------------
 Melvin R. Goodes                Retired Chairman of the Board and CEO
                                 Warner-Lambert Company
                                 201 Tabor Road
                                 Morris Plains, NJ 07950
-----------------------------------------------------------------------------
 William H. Gray, III            President and Chief Executive Officer
                                 The College Fund/UNCF
                                 9860 Willow Oaks Corporate Drive
                                 P.O. Box 10444
                                 Fairfax, Virginia 22031
-----------------------------------------------------------------------------
 William B. Harrison, Jr.        President and Chief Executive Officer
                                 The Chase Manhattan Corporation
                                 270 Park Avenue, 8th Floor
                                 New York, New York  10017-2070
-----------------------------------------------------------------------------
 Harold S. Hook                  Retired Chairman and Chief Executive
                                 Officer
                                 American General Corporation
                                 2929 Allen Parkway
                                 Houston, Texas 77019
-----------------------------------------------------------------------------
 Helene L. Kaplan                Of Counsel
                                 Skadden, Arps, Slate, Meagher & Flom LLP
                                 919 Third Avenue - Room 29-72
                                 New York, New York 10022
-----------------------------------------------------------------------------
 Henry B. Schacht                Director and Senior Advisor
                                 E.M. Warburg, Pincus & Co., LLC
                                 466 Lexington Avenue, 10th Floor
                                 New York, New York 10017
-----------------------------------------------------------------------------
 Walter V. Shipley               Chairman of the Board
                                 The Chase Manhattan Corporation
                                 270 Park Avenue
                                 New York, New York 10017
-----------------------------------------------------------------------------
 Andrew C. Sigler                Retired Chairman of the Board and
                                 Chief Executive Officer
                                 Champion International Corporation
                                 One Champion Plaza
                                 Stamford, Connecticut 06921
-----------------------------------------------------------------------------
 John R. Stafford                Chairman, President and
                                 Chief Executive Officer
                                 American Home Products Corporation
                                 5 Giralda Farms
                                 Madison, New Jersey 07940
-----------------------------------------------------------------------------


                               Page 10 of 11 Pages

                                  SCHEDULE 13G

Issuer: Stamps.Com, Inc.                                     CUSIP No.: 85285701


                                 Principal Occupation or Employment;
 Name                            Business or Residence Address
 ----                            -----------------------------
-----------------------------------------------------------------------------
 Marina v.N. Whitman             Professor of Business Administration
                                 and Public Policy
                                 The University of Michigan
                                 School of Public Policy
                                 411 Lorch Hall, 611 Tappan Street
                                 Ann Arbor, MI 48109-1220
-----------------------------------------------------------------------------


                              Page 11 of 11 Pages